

March 24, 2025

Phillip Ahn
Chief Financial Officer and Chief Operating Officer
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

> **Re: B. Riley Financial, Inc.**
> **Response to Comments dated November 1, 2024**
> **File No. 001-37503**

Dear Phillip Ahn:

We have reviewed your November 1, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2024 letter.

Response dated November 1, 2024

(h) Loans Receivable , page 12

1. Noting you disclose that you elected the fair value option for all outstanding loans receivable, please tell us how your disclosure that you defer loan origination fees and certain direct origination costs is consistent with the guidance in ASC 825-10-25-3. Please revise future filings as needed.

Note 4 - Discontinued Operations
Brands Transaction, page 31

2. We note your disclosures on page 31 and various transactions noted on page 76 related to the disposal of the Brands. Please address the following:

    • Please tell us and revise future filings to clarify if the Brookstone intellectual property was owned by a consolidated entity. If not, please clarify how it was accounted for before the disposal.

- Please tell us what the loss of $113 million presented as "Realized and unrealized losses on investments" on page 34 represents and tell us how the $39 million as "Loss on disposal" on page 34 was determined for the quarter ended September 30, 2024.

- Please reconcile for us the losses noted in the preceding bullet point disclosed on page 34 to the losses disclosed on page 76 described as (1) a subsequent fair value adjustment for the sale of bebe at September 30, 2024 in the amount of approximately $20 million and (2) a deconsolidation loss at September 30, 2024 in the amount of approximately $133 million detailing how these losses were determined. Please revise future filings as needed to ensure the losses related to the deconsolidation of the consolidated entities and the derecognition of equity interests measured at fair value are appropriately presented in the notes to your financial statements and described throughout your filing.

- Please tell us if there was any gain or loss recognized related to the disposal of your equity interests measured at fair value related to the Hurley, Justice and Scotch & Soda brands. Please revise future filings as needed.

- We note your disclosure that the Company's ownership in the Brand Interest will be reported as a non-controlling equity method investment. Please tell us in detail and revise future filings to clearly disclose the key details of any retained interests and disclose information about any continuing involvement. Refer to ASC 205-20-50-4A for guidance.

- We note your disclosure that the bebe transaction was completed on October 25, 2024. Please tell us why you appear to have deconsolidated the entities as of September 30, 2024. Please revise your disclosure as needed.

- Noting that you appear to be accounting for the transfer of brand interests to the securitization entity as a sale, please revise your disclosure describing the transaction to be consistent with your accounting. For example, we note you describe the transactions as "secured financing" which implies the transaction is simply a financing transaction and not a sale.

3.   Please address the following related to the disposal of the Great American Group:

- Tell us how you measured the fair value of the retained Class B Preferred Units and Common Units.

- Tell us how you determined the gain on sale of $235 million which will be recognized in the fourth quarter.

- Revise to disclose the information required by ASC 810-10-50-1B.d and .e related to the retained Class B Preferred Units and Common Units.

<u>MD&A - Capital Markets, page 69</u>

4.   We note your response to prior comment 30. Please tell us whether you sold the publicly traded common stock in 2024. If not, please tell us where it is presented in the Securities and Other Investments Owned Portfolio table on page 73.

MD&A - Wealth Management , page 71

5.   Please refer to prior comment 3. We note your disclosure of total assets under management (AUM) of $25.7 billion and that $8.1 billion was attributable to advisory AUM at September 30, 2024. Please tell us and revise future filings to clarify what the non-advisory AUM relates to, how this AUM generates revenue and where the revenue it is presented in the income statement.

Item 13 Certain Relationships, page 76

6.   We note your response to prior comment 13 regarding the entities identified under Note 22. Please advise us of the details of their relationships to you, including quantification of indirect ownership interests.

MD&A - Revenues, page 86

7.   Noting the materiality of the amounts recognized and the impact on financial results, please revise to provide additional detail, including any underlying causes, related to the trading losses in your proprietary trading accounts recognized in the Capital Markets segment in 2024. Your MD&A disclosure should inform an investor about the quality of, and potential variability of your revenue, earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance.

General

8.   We note your response to prior comment 1 and that the Senior Notes are discussed as a significant source of funding. We also note the Form 10-Q for September 30, 2024 includes disclosure that you are considering a number of additional strategic alternatives to satisfy obligations with respect to at least one series of the notes. Please revise future filings to provide the disclosure requested in prior comment 1 with respect to their importance to your operations and liquidity.

        Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance